EXHIBIT 3.1
CERTIFICATE OF DESIGNATIONS
OF
SERIES E CONVERTIBLE REDEEMABLE PREFERRED STOCK
OF
VIEWCAST.COM, INC.
     ViewCast.com, Inc., a Delaware corporation, DOES HEREBY CERTIFY:
          That, pursuant to the authority conferred upon the Board of Directors of said corporation by virtue of its certificate of incorporation as amended and in accordance with Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), said Board of Directors has duly adopted a resolution by a majority of the directors at a duly called meeting of the Board of Directors providing for the issuance of a series of preferred stock, par value $0.0001 per share, designated as Series E Convertible Redeemable Preferred Stock, which resolution reads as follows:
          “BE IT RESOLVED, that the Board of Directors (the “Board of Directors”) of ViewCast.com, Inc. (the “Corporation”) hereby authorizes the issuance of a series of preferred stock and fixes its designation, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions thereof, as follows:
1)	Designation. The distinctive serial designation of said series shall be “Series E Convertible Redeemable Preferred Stock” (hereinafter called “Series E Preferred Stock”). Each share of Series E Preferred Stock shall be identical in all respects with all other shares of Series E Preferred Stock.
2)	Number of Shares. The number of authorized shares of Series E Preferred Stock shall be eighty thousand (80,000) shares. The number of authorized shares of Series E Preferred Stock may be increased or reduced by the Board of Directors of the Corporation, subject to written consent of the holders of a majority of the outstanding Series E Preferred Stock, by the filing of a certificate pursuant to the provisions of the DGCL stating that the change has been so authorized. When shares of Series E Preferred Stock are purchased or otherwise acquired by the Corporation or converted into common stock, par value $0.0001 per share, of the Corporation (the “Common Stock”), the Corporation shall take all necessary action to cause the shares of Series E Preferred Stock so purchased or acquired to be canceled and reverted to authorized but unissued shares of Preferred Stock undesignated as to series.
3)	Rank. The Series E Preferred Stock shall, with respect to rights on liquidation, winding-up and dissolution, rank (i) senior to all classes of Common Stock and to any class of preferred stock established hereafter by the Board of Directors of the Corporation, the terms of which expressly provide that it ranks junior to the Series E Preferred Stock as to rights on liquidation, winding-up and dissolution of the Corporation (collectively referred to, together with all classes of common stock of the Corporation, as “Junior Stock”), (ii) on parity with the Series B Preferred Stock and Series C Preferred Stock as to rights on liquidation, winding up and dissolution, and (iii) subject to certain conditions, on a parity with each other class of preferred stock established hereafter by the Board of Directors of the Corporation and subject to approval by the majority of the holders of the Series E Preferred Stock, the terms of which expressly provide that such class or series shall rank on a parity with the Series E Preferred Stock as to rights on liquidation, winding-up and dissolution (collectively, with the Series B Preferred Stock and Series C Preferred Stock, referred to as “Parity Stock”).
4)	Preference on Liquidation.
a)	Subject to paragraph (b) below, upon any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, holders of Series E Preferred Stock shall be entitled to be paid, out of the assets of the Corporation available for distribution to stockholders, the Liquidation Preference (as defined below) before any distribution is made on any Junior Stock, including, without limitation, any Common Stock. “Liquidation Preference” means $100 per share of Series E Preferred Stock (the “Stated Value”) multiplied by (i) 101% if the date in question occurs on or before December 11, 2007; (ii) 102% if the date in question occurs after December 11, 2007 and on or before December 11, 2008; (iii) 104% if the date in question occurs after December 11, 2008 and on or before December 11, 2009; (iv) 105% if the date in question occurs after December 11, 2009 and on or before December 11, 2010; and (v) 107% if the date in question occurs after December 11, 2010.

b)	If, upon any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the amounts payable with respect to the Series E Preferred Stock and all Parity Stock are not paid in full, then the assets of the Corporation available for distribution among the holders of the Series E Preferred Stock and any Parity Stock shall bear to each other the ratio that the gross amounts invested in Series E Preferred Stock and the gross amounts invested in any Parity Stock bear to each other.

c)	After payment of the full amount of the Liquidation Preference, the holders of shares of Series E Preferred Stock shall not be entitled to any further participation in any distribution of assets of the Corporation.

d)	For the purposes of this Certificate of Designations, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation shall be deemed to constitute a liquidation, dissolution or winding-up of the Corporation. However, any consolidation, merger, share exchange or similar transaction to which the Corporation is a party shall not be deemed to constitute a liquidation, dissolution or winding-up of the Corporation.

e)	Written notice of any payment to the holders of Series E Preferred Stock as a result of the liquidation, dissolution or winding-up of the Corporation, stating the payment date or dates when and the place or places where the amounts distributable in such circumstances shall be payable, shall be given by first-class mail, postage prepaid, not less than thirty (30) days prior to any payment date stated therein, to the holders of record of shares of Series E Preferred Stock at their respective addresses as the same shall appear on the books of the transfer agent for the Series E Preferred Stock.

5)	Redemption Rights.
a)	At any time the Corporation shall have the right to redeem at the Liquidation Preference per share, in whole or in part, shares of Series E Preferred Stock (the “Optional Redemption”), to the extent permitted by applicable law and so long as (i) the Corporation shall have sufficient cash available on the Optional Redemption Date (as defined below) to effect such Optional Redemption and (ii) the Corporation shall have delivered each holder of Series E Preferred Stock at least fifteen (15) Trading Days prior written notice (an “Optional Redemption Notice”) specifying the date on which such Option Redemption is to be effected (the “Optional Redemption Date”) and the amount of the Liquidation Preference payable to such holder. If the Corporation should elect to redeem less than all the shares of Series E Preferred Stock outstanding, the Corporation shall select these shares of Series E Preferred Stock to be redeemed by lot. Nothing herein shall limit a holder’s right to convert its shares of Series E Preferred Stock at any time prior to the Optional Redemption Date.

b)	Upon the redemption of shares of Series E Preferred Stock, payment of the Liquidation Preference, which shall be in the form of company check, to the holder thereof will be effected simultaneously with the return of such share of Series E Preferred Stock by such holder to the Corporation. To the extent the Corporation shall redeem less than all of the shares of Series E Preferred Stock outstanding, the Corporation shall also deliver certificates evidencing the unredeemed shares of Series E Preferred Stock in addition to the Liquidation Preference paid as to the redeemed shares.
6)	Voting Rights.
a)	General. Each holder of Series E Preferred Stock shall be entitled to full voting rights and powers equal to the voting rights and powers of the holders of the Common Stock. For each share of Series E Preferred Stock held, the holder thereof shall be entitled to the number of votes into which such share of Series E Preferred Stock could then be converted into Common Stock. Each holder of Series E Preferred Stock shall be entitled, notwithstanding any provision hereof, to notice of any stockholders’ meeting in accordance with the bylaws of the Corporation, and shall be entitled to vote, together with holders of the Common Stock, with respect to any question upon which holders of the Common Stock have the right to vote. Fractional votes shall not however be permitted, and any fractional voting rights available on an as converted basis (after aggregating all shares into which shares of Series E Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

b)	Action Requiring Written Consent of the Holders of a Majority of the Series E Preferred Stock. The Corporation shall not, without first obtaining the written consent of the holders of a majority of the outstanding Series E Preferred Stock:

(i)	create, by reclassification or otherwise, or issue, any new class of securities senior to or in parity with the Series E Preferred Stock, whether with respect to voting rights, liquidation preference, dividend rights or otherwise;

(ii)	amend, alter or change the designations or the powers, preferences, privileges or rights, or the qualifications, limitations or restrictions of the Series E Preferred Stock in any manner; or

(iii)	increase or decrease the authorized number of shares of the Series E Preferred Stock.
7)	Conversion Rights. Each holder of shares of Series E Preferred Stock shall have the right, subject to any applicable laws and regulations, at any time at the holder’s option to convert any shares of Series E Preferred Stock based on the Stated Value into shares of Common Stock at the Conversion Price (subject to adjustment as described in Section 9 below). The “Conversion Price” (subject to adjustment as described in Section 9 below) shall be the lesser of (i) $0.60 per share of Common Stock (the “Base Conversion Price”); (ii) 85% of the Base Conversion Price if the notice of conversion is submitted on or prior to December 11, 2008; (iii) 100% of the Base Conversion Price if the notice of conversion is submitted after December 11, 2008 and on or prior to December 11, 2009; or (iv) any time after December 11, 2009, the average closing sale price for the Common Stock on the Trading Market during the 20 Trading Days ending on the last Trading Day prior to the notice of conversion being submitted.
a)	In order to exercise the conversion right, the holder of shares of Series E Preferred Stock to be converted shall surrender that certificate representing such shares, duly endorsed or assigned to the Corporation or in blank, at the office of the transfer agent for the Series E Preferred Stock and shall give written notice to the Corporation in the form of Exhibit A attached hereto designating the number of shares of Series E Preferred Stock to be converted. Such notice shall also state the name or names (with address) in which the certificate or certificates for the shares of Common Stock which shall be issuable upon such conversion shall be issued, and shall be accompanied by funds in an amount sufficient to pay any transfer or similar tax required by the provisions of paragraph 7(c) below. Each share surrendered for conversion shall, unless the shares issuable on conversion are to be issued in the same name as the name in which such share of the Series E Preferred Stock is registered, be duly endorsed by, or be accompanied by, instruments of transfer (in each case, in form reasonably satisfactory to the Corporation), duly executed by the holder or such holder’s duly authorized attorney-in-fact.

b)	As promptly as practicable, but in any event within five (5) Trading Days after the surrender of certificates for shares of the Series E Preferred Stock for conversion and the receipt of such notice and funds, if any, as aforesaid, the Corporation shall issue and deliver to such holder, or on such holder’s written order, a certificate or certificates for the number of shares of Common Stock issuable upon the conversion of such shares of the Series E Preferred Stock surrendered for conversion in accordance with the provisions of this Section 7. In the event fewer than all the shares of Series E Preferred Stock represented by any such certificate are redeemed, a new certificate shall be issued representing the shares of Series E Preferred

Stock not redeemed without cost to the holder thereof. Each conversion with respect to such shares of the Series E Preferred Stock shall be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of the Series E Preferred Stock shall have been surrendered and such notice shall have been received by the Corporation as aforesaid, and the Person or Persons entitled to receive the Common Stock issuable upon such conversion shall be deemed for all purposes to be the record holder or holders of such Common Stock upon that date.

c)	If a holder converts shares of the Series E Preferred Stock, the Corporation shall pay any and all documentary, stamp or similar issue or transfer tax payable in respect of the issue or delivery of the shares of the Series E Preferred Stock (or any other securities issued on account thereof pursuant hereto) or Common Stock upon the conversion; provided, however, the Corporation shall not be required to pay any such tax that may be payable because any such shares are issued in a name other than the name of the holder. In the event that the shares are to be issued in a name other than that of the holder, the holder shall provide the funds necessary to pay any and all of the foregoing taxes.

d)	The Corporation shall reserve out of its authorized but unissued Common Stock or its Common Stock held in treasury enough shares of Common Stock to permit the conversion of all of the outstanding shares of the Series E Preferred Stock. The Corporation shall from time to time, in accordance with the DGCL, increase the authorized amount of its Common Stock if at any time the authorized amount of its Common Stock remaining unissued shall not be sufficient to permit the conversion of the shares of the Series E Preferred Stock at the time outstanding, subject to the foregoing restriction on conversion. All shares of Common Stock delivered upon conversion of the shares of the Series E Preferred Stock will, upon delivery, be duly authorized and validly issued, fully paid and nonassessable, free from all taxes, liens and charges with respect to the issue thereof.

e)	In the event of any merger, share exchange or similar transaction to which the Corporation is a party, except (i) a reincorporation merger or any other merger in which the Company is the surviving entity so long as no voting securities of the Company are exchanged for the securities of any other entity as part of the merger or (ii) a share exchange in which the Corporation’s shares are issued to stockholders of another corporation, the plan of merger, plan of share exchange or comparable document shall provide that each share of Series E Preferred Stock then outstanding shall be converted into or exchanged for the kind and amount of stock, other securities and property receivable upon such merger, share exchange or similar transaction by a holder of the number of shares of Common Stock into which such share of Series E Preferred Stock might have been converted immediately prior thereto.
8)	Restriction on Distributions. If and so long as at least 10,000 shares of Series E Preferred Stock remain outstanding, the Corporation shall not declare or pay any dividend or make any distributions on, or, directly or indirectly, purchase, redeem or satisfy any mandatory redemption, sinking fund or other similar obligation in respect of, Junior Stock or warrants, rights or options exercisable for or convertible into any Junior Stock.

9)	Conversion Price Adjustments.
a)	In the event the Corporation shall effect a subdivision of the outstanding Common Stock, the Conversion Price in effect at the opening of business on the day following the day upon which such subdivision shall become effective shall be proportionately decreased, and conversely in the event the Corporation shall combine the outstanding shares of Common Stock into a smaller number of shares of Common Stock, the Conversion Price in effect at the opening of business on the day following the date upon which such combination becomes effective shall be proportionately increased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

b)	Whenever the Conversion Price is adjusted as herein provided, the Corporation shall promptly file with the transfer agent for the Series E Preferred Stock a certificate of an officer of the Corporation setting forth the Conversion Price after the adjustment and setting forth a brief statement of the facts requiring such adjustment and a computation thereof. The Corporation shall promptly cause a notice of the adjusted Conversion Price to be mailed to each registered holder of shares of the Series E Preferred Stock.

c)	In any case in which this paragraph provides that an adjustment shall become effective immediately after a record date for an event and the date fixed for such adjustment pursuant to this paragraph occurs after such record date but before the occurrence of such event, the Corporation may defer until the actual occurrence of such event issuing to the holder of any shares of the Series E Preferred Stock converted after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such conversion by reason of the adjustment required by such event over and above the Common Stock issuable upon such conversion before giving effect to such adjustment.

d)	In case the Corporation shall take any action affecting the Common Stock, other than actions described in Section 7 or this Section 8, which in the opinion of the Board of Directors would materially adversely affect the conversion right of the holders of the shares of the Series E Preferred Stock, the Conversion Price may be adjusted, to the extent permitted by law, in such manner, if any, and at such time, as the Board of Directors may determine to be equitable in the circumstances; provided, however, that in no event shall the Board of Directors be required to take any such action.

e)	The Corporation will endeavor to list the shares of the Common Stock required to be delivered upon conversion of shares of the Series E Preferred Stock, prior to delivery, upon each national and international securities exchange, if any, upon which the Common Stock is listed at the time of delivery.

10)	Optional Conversion by Corporation. If the closing sale price for the Common Stock on the Trading Market during any 20 consecutive Trading Day period is at least 150% of the then applicable Conversion Price (the “Conversion Trigger”), the Corporation shall have the right once in any twelve-month period to issue a notice of conversion to the holders of the Series E Preferred Stock within 40 Trading Days after the first occurrence of the Conversion Trigger during the twelve-month period requiring each holder to convert a specified number of shares of Series E Preferred Stock up to a maximum of each holder’s pro rata share of up to 20,000 shares of Series E Preferred Stock; provided, however, if during a twelve-month period the Corporation has the right to cause such a conversion and does not, then, if during the next twelve-month period the Corporation has the right to cause such conversion, it shall have the right to cause the conversion of up to a holder’s pro rata portion of up to 40,000 shares of Series E Preferred Stock; provided further, however, the Corporation shall never be entitled to cause the conversion of more than a holder’s pro rata portion of 40,000 shares of Series E Preferred Stock.
11)	Right of First Refusal.
a)	If on or before December 31, 2009, individually, or collectively Ardinger Family Partnership, Ltd., one or more Affiliates of H.T. Ardinger (as defined under Rule 405 promulgated pursuant to the Securities Act of 1933, as amended) and/or family members of H.T. Ardinger (individually and collectively, an “Ardinger Holder”) (i) receives a written offer (which may be subject to various closing conditions including definitive documentation) from a non-Ardinger Holder (the “Proposed Transferee”) to acquire at least the Minimum Amount of Series E Preferred Stock (as hereinafter defined) (the “Proposed Disposition”), (ii) the written offer sets forth the price to be paid for such Series E Preferred Stock and the number of shares of Series E Preferred Stock subject to the written offer and (iii) the Ardinger Holder desires to sell said number of shares of Series E Preferred Stock to the Proposed Transferee pursuant to such terms, the Ardinger Holder shall notify the Corporation in writing of the Proposed Disposition stating in such notice (the “Transfer Notice”) the details of such Proposed Disposition, including (i) the name of the Proposed Transferee, (ii) the number of shares of Series E Preferred Stock to which the Proposed Disposition pertains (the “Offered Shares”) and (iii) the form and amount of the consideration per Offered Share (including the terms and method of payment) to be given to the Ardinger Holder by the Proposed Transferee for the Offered Shares (the “Offer Price”). The Transfer Notice shall constitute an offer by the Ardinger Holder to sell the Offered Shares to the Corporation, or its designee(s), at the price set forth in Section 11c). Such offer shall be irrevocable for twenty (20) days from the date the Corporation receives the Transfer Notice.

b)	The Corporation and its designees (which number of designees shall not exceed two) shall have the right to acquire all of the Offered Shares by communicating in writing to the Ardinger Holder, its or their election to acquire a specified number of the Offered Shares (the aggregate amount of which must be all the Offered Shares) within twenty (20) days of the date the Transfer Notice was received by the Corporation. A written notice that the Corporation and/or its designees desire to acquire the Offered Shares (the “Acceptance Notice”) shall, when taken in conjunction with the Transfer Notice, be deemed to constitute a valid, legally binding and enforceable agreement for the transferring of all of the Offered Shares. The obligations of the Corporation and/or its designees to acquire the specified number of Offered Shares to be acquired by the Corporation and/or its designees as set forth in the Acceptance Notice are joint and several obligations of such parties.

c)	The purchase price per Offered Share shall be the Offer Price. If the consideration for the Proposed Disposition is not comprised solely of cash to be paid by the Proposed Transferee to the Ardinger Holder, the Corporation and/or its designees shall have the right to pay the purchase price in the same manner and upon the same terms as the Proposed Transferee or to pay the fair value of such non-cash consideration. If the Ardinger Holder, the Corporation and its designees are unable to agree upon the fair value of such non-cash consideration within five (5) days after the date the Transfer Notice was received by the Corporation, an appraisal firm jointly selected by the Ardinger Holder, the Corporation and its designees shall determine the fair value of such non-cash consideration which determination shall be conclusive and binding on all parties. The fees and expenses of such appraisal firm shall be borne by the Corporation and/or its designees. During the time the appraisal firm is making its determination, all time periods set forth in this Section 11 shall be tolled and shall begin to run again after the Corporation receives in writing the appraisal firm’s determination.

d)	If there is an Acceptance Notice, the closing of the purchase of the Offered Shares shall be at a time and date set by the Corporation and/or its designees which shall not be later than thirty (30) days after the Transfer Notice was delivered to the Corporation. At the closing, the Ardinger Holder shall deliver certificates duly endorsed or accompanied by duly executed stock powers for the Offered Shares and shall transfer the Offered Shares to the purchasers thereof, free and clean of all liens, claims, charges or encumbrances, (other than general securities laws restrictions) against payment of the purchase price for the Offered Shares determined above.

e)	Notwithstanding the foregoing, if the Corporation and/or its designees do not collectively elect to acquire all of the Offered Shares pursuant to the terms hereof, then the Ardinger Holder shall have the right to sell the Offered Shares to the Proposed Transferee at any time within one hundred eighty (180) days of the date the Transfer Notice was delivered to the Corporation so long as the terms and conditions are no more favorable to the Proposed Transferee than those specified in the Transfer Notice except that the Offer Price may be decreased by up to five (5%) percent. If the transfer by the Ardinger Holder to the Proposed Transferee of all the Offered Shares is not made within one hundred eighty (180) days of the date the Transfer Notice was delivered to the Company, that right to transfer in accordance with this Section 11 shall expire. In such event, the restrictions of this Section 11 shall be reinstated, and any subsequent transfer of such Offered Shares, whether or not to the same Proposed Transferee, must be made in compliance with this Section 11. The Corporation shall not give effect on its books to any transfer or purported transfer of Offered Shares to a Proposed Transferee unless each and all of the conditions hereof affecting such transfer shall have been satisfied.

f)	“Minimum Amount of Series E Preferred Stock” means the greater of (i) 40,000 shares of Series E Preferred Stock or (ii) the number of shares of Series E Preferred Stock convertible into at least ten (10%) percent of the Corporation’s Common Stock, on a fully diluted basis. The Minimum Amount of Series E Preferred Stock threshold (i) may be met by one or more Ardinger Holder in one transaction or a series of related transactions with the same Proposed Transferee and/or an affiliate of such Proposed Transferee (as defined under Rule 405 promulgated pursuant to the Securities Act of 1933, as amended) (collectively, the “Same Proposed Transferee”) and (ii) shall also be met if any transaction or series of related transactions to the Same Proposed Transferee do not meet the Minimum Amount of Series E Preferred Stock threshold but would result in the holdings of Series E Preferred Stock of the Same Proposed Transferee on an aggregated basis meeting the Minimum Amount of Series E Preferred Stock.
12)	Certain Definitions.
          “Person” means any individual, corporation, partnership, association, trust or other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.
          “Series B Preferred Stock” means the Corporation’s Series B Convertible Preferred Stock, $0.0001 par value.
          “Series C Preferred Stock” means the Corporation’s Series C Convertible Preferred Stock, $0.0001 par value.
          “Subsidiary” of any Person means any Corporation of which at least a majority of the shares of stock having by the terms thereof ordinary voting power to elect a majority of the Board of Directors of such Corporation (irrespective of whether or not at the time stock of any other class or classes of such Corporation shall have voting power by reason of the happening of any contingency) is directly or indirectly owned or controlled by any one of or any combinations of the Corporation or one or more of its Subsidiaries.
          “Trading Day” means any day which the Trading Market is open for business.
          “Trading Market” means the national or regional stock exchange or quotation service upon which the Common Stock is listed or quoted, including the “Pink Sheets” or any over-the-counter trading activity.
          “Transfer Agent” means ViewCast.com, Inc.
*****

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed on its behalf by its undersigned Chief Executive Officer and attested to by its Chief Financial Officer this 11th day of December, 2006.

VIEWCAST.COM, INC.,
a Delaware corporation

By: /s/ George C. Platt

Name:	George C. Platt
Title:	Chief Executive Officer

ATTEST:

By:	/s/ Laurie L. Latham

Name:	Laurie L. Latham
Title:	Chief Financial Officer

EXHIBIT A
HOLDER’S CONVERSION NOTICE
To:     ViewCast.com, Inc.
     The undersigned Holder of the Series E Convertible Redeemable Preferred Stock, par value U.S. $.0001 (the “Preferred Stock”), of ViewCast.com, Inc. (the “Corporation”), in the aggregate principal amount of U.S. $                     irrevocably exercises the option to convert such Preferred Stock into shares of Common Stock of the Corporation, par value U.S. $0.0001 (the “Common Stock”), in accordance with the terms of the Certificate of Designations relating to the issuance by the Corporation of the Preferred Stock, and directs that the Common Stock issuable and deliverable upon such conversion be issued and delivered to the undersigned in the name and at the address set forth below.
     If the Common Stock is to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith funds in an amount sufficient to pay any such taxes.
     All terms used and not otherwise defined herein shall have the respective meanings set forth in the Certificate of Designations.
DATE:
Name of Holder:
Signature(s) of Holder:
Address for Delivery of Shares:
Name for Registration of Shares (if different than Holder):